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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ________________

                                  SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                               AgriBioTech, Inc.
                                (Name of Issuer)

                         Common Stock. $.001 par value
                         (Title of Class of Securities)

                                  008494-10-6
                                 (CUSIP Number)



                               Page 1 of 4 pages
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                                  SCHEDULE 13G

CUSIP No. 008494-10-6                               Page 2 of 4 Pages
---------------------                               -----------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      John C. Francis

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                         (a) [ ]
                                         (b) [ ]

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

                5)   SOLE VOTING POWER
                      2,118,655  (See Item 4)

NUMBER          6)   SHARED VOTING POWER
OF SHARES             None
BENEFICIALLY
OWNED BY        7)   SOLE DISPOSITIVE POWER
EACH                  2,118,655  (See Item 4)
REPORTING
PERSON WITH     8)  SHARED DISPOSITIVE POWER
                      None

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,118,655 (See Item 4)

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     [ ]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     12.9%

12) TYPE OF REPORTING PERSON
     IN
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                                                 Page 3 of 4
Item  1(a).   Name of Issuer:
              --------------

  AgriBioTech, Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

  2700 Sunset Road, Suite C-25, Las Vegas, Nevada 89120.

Item  2(a).   Name of Person Filing:
              ---------------------

  John C. Francis.

Item  2(b).   Address of Principal Business Office or, if None, Residence:
              -----------------------------------------------------------

  The Reporting Person's business address is 2700 Sunset Road, Suite C-25, Las Vegas, Nevada 89120.

Item  2(c).   Citizenship:
              -----------

  USA.

Item  2(d).   Title of Class of Securities:
              ----------------------------

  Common Stock, par value $.001 per share (the "Shares").

Item  2(e).   CUSIP Number:  008494-10-6.
              --------------------------

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
         ------------------------------------------------------------------
check whether the person filing is a:
------------------------------------

  Inapplicable.

Item 4.  Ownership:
         ---------

  (a) 2,118,655 Shares.  See Item 4(c).

  (b) This figure represents approximately 12.9% of the outstanding Shares of the Issuer (based on 14,667,335 Shares outstanding on December 31, 1996).

  (c) At December 31, 1996, the Reporting Person had sole voting power over 2,118,655 Shares, including Shares underlying: 1,000,000 stock options, 314,420 currently exercisable Class B Common Stock Purchase Warrants, 150,000 currently exercisable Class C Common Stock Purchase Warrants and 314,420 issuable Class C Common Stock Purchase Warrants (each Class B Common Stock Purchase Warrant is exercisable for one share of Common Stock and one Class C Common Stock Purchase Warrant). The Reporting Person has sole dispositive power over all 2,118,655 Shares.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

  Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

  Inapplicable.
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                                                Page 4 of 4

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company:
--------------------------------------------------------

  Inapplicable.

Item 8.  Identification and Classification of Members of the Group:
         ---------------------------------------------------------

  Inapplicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

  Inapplicable.

Item 10.  Certification:
          -------------

  Inapplicable.

                                   SIGNATURE
                                   ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1997
                                  /s/ John C. Francis
                                  ----------------------
                                    John C. Francis